Exhibit 99.1

CLICK announced to expand service to the Community Care Service Voucher scheme for elderly (CCSV scheme) in Hong Kong

- CLICK will collaborate with Care U Professional Nursing Service Limited, being the first non-NGOs private company to become a licensed recognized service provider under the CCSV scheme, to provide integrated Home-based service for elderly under scheme in Hong Kong

- The CCSV scheme is a government-sponsored program that provides community care services through a “money-following-the-user” and “affordable users pay” subsidy model.

Hong Kong, Dec. 03, 2024 (GLOBE NEWSWIRE) -- Click Holdings Limited (“Click Holdings” or “we” or “our”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), signed a cooperation agreement with Care U Professional Nursing Service Limited (“Care U”) and agreed to jointly provide integrated Home-based service for elderly under the CCSV scheme in Hong Kong.

The CCSV scheme is a government-sponsored program that provides community care services through a “money-following-the-user” and “affordable users pay” subsidy model. Elderly individuals can select a voucher value between the ceiling and floor amounts (both inclusive), with the government co-paying for the services. For the 2024-25 period, the monthly ceiling and floor voucher values are $10,455 (US$1,340 per month) and $4,372 (US$561 per month), per case respectively. There are in total 10,000 vouchers and 12,000 vouchers available for eligible elderly for the 2023/24 and 2025/26 fiscal year respectively. It is expected that CCSV scheme will involve an annual expenditure of more than HK$900 million (US$115 million).

Care U is one of the leading nursing service providers in Hong Kong. Since its establishment, Care U accumulated more than 3.4 million total service hours and served over 400 nursing/elderly homes and 1,000 private customers in Hong Kong. In 2018, the first non-NGOs private company to become a licensed recognized service provider under the CCSV scheme. Since then, Care U has completed more than 67,000 service hours under the scheme.

Click Holdings considered this collaboration as an opportunity to further strengthen its elderly care business under Hong Kong’s government-subsidized elderly care programs. This aligns with our strategy to enhance the quality of its human resources and expand our integrated services for the elderly. Our management also considered the cooperation is the key milestone to tap into “Home Caring Services for Elderly” in HK. The synergy brought by this partnership is expected to further promote public awareness of our Company’s high-quality services, creating additional momentum for growth and development in Hong Kong.

About Click Holdings Limited

We are a fast-growing human resources solutions provider based in Hong Kong, aiming to match our client’s human resources shortfall through our proprietary AI-empowered talent pool by one “click”. Our key businesses primarily include nursing solution (mainly elderly) services, logistics solution services and professional solution services.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited
Unit 709, 7/F., Ocean Centre
5 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong
Email: jack.wong@jfy.hk
Phone: +852 2691 8200